

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

31 May 2004

04030803

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2004
WASH. D.C. 181 SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 24 to 28 May 2004.

Our SEC file number is 82-3622.

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Monday, May 24, 2004 3:48 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



137993.pdf

ASX confirms the release to the market of Doc ID: 137993 as follows:
Release Time: 24-May-2004 17:47:41
ASX Code: SGT
File Name: 137993.pdf
Your Announcement Title: Appendix 3B - 1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share ✓

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24/05/2004 ✓

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 6,773,747,169 ✓	**+Class** Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 11,082,771,575 199,531,675 ✓	**+Class** Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	⁺Class
42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 24 May 2004
                  Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 24, 2004 3:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



137994.pdf

ASX confirms the release to the market of Doc ID: 137994 as follows:
Release Time: 24-May-2004 17:48:01
ASX Code: SGT
File Name: 137994.pdf
Your Announcement Title: Appendix 3B- 2nd

2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,751,169	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,527,675	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25   If the issue is contingent on ⁺security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and *prospectus or Product Disclosure Statement* will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do ⁺security holders sell their entitlements *in full* through a broker?

31   How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 24 May 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, May 25, 2004 5:13 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



138308.pdf

ASX confirms the release to the market of Doc ID: 138308 as follows:
Release Time: 25-May-2004 19:13:22
ASX Code: SGT
File Name: 138308.pdf
Your Announcement Title: Appendix 3B - 1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,777,169	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,501,675	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a
        trust, distribution policy) on the
        increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
        required?

12   Is the issue renounceable or non-
        renounceable?

13   Ratio in which the ⁺securities will
        be offered

14   ⁺Class of ⁺securities to which the
        offer relates

15   ⁺Record date to determine
        entitlements

16   Will holdings on different registers
        (or subregisters) be aggregated for
        calculating entitlements?

17   Policy for deciding entitlements in
        relation to fractions

18   Names of countries in which the
        entity has ⁺security holders who will
        not be sent new issue documents

        Note: Security holders must be told how their
        entitlements are to be dealt with.

        Cross reference: rule 7.7.

19   Closing date for receipt of
        acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
        commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 25 May 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, May 25, 2004 5:14 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release


138309.pdf

ASX confirms the release to the market of Doc ID: 138309 as follows:
Release Time: 25-May-2004 19:13:33
ASX Code: SGT
File Name: 138309.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,400

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,800,569	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,478,275	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a
      trust, distribution policy) on the
      increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
      required?

12   Is the issue renounceable or non-
      renounceable?

13   Ratio in which the ⁺securities will
      be offered

14   ⁺Class of ⁺securities to which the
      offer relates

15   ⁺Record date to determine
      entitlements

16   Will holdings on different registers
      (or subregisters) be aggregated for
      calculating entitlements?

17   Policy for deciding entitlements in
      relation to fractions

18   Names of countries in which the
      entity has ⁺security holders who will
      not be sent new issue documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing date for receipt of
      acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
        incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   .   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the
                additional +securities, and the number and percentage of additional +securities held by
                those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional
                +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which
        +quotation is sought   ⌡

39   Class of +securities ·for which
        quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 25 May 2004
              Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, May 25, 2004 5:14 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



138310.pdf

ASX confirms the release to the market of Doc ID: 138310 as follows:
Release Time: 25-May-2004 19:14:14
ASX Code: SGT
File Name: 138310.pdf
Your Announcement Title: Appendix 3B - 3rd

3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,000 /

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes
	If the additional securities do not rank equally, please state: - the date from which they do - the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment - the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/05/2004

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,806,569	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	199,472,275	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a | Same as for other issued ordinary shares |
      trust, distribution policy) on the
      increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
      required?

12   Is the issue renounceable or non-
      renounceable?

13   Ratio in which the ⁺securities will
      be offered

14   ⁺Class of ⁺securities to which the
      offer relates

15   ⁺Record date to determine
      entitlements

16   Will holdings on different registers
      (or subregisters) be aggregated for
      calculating entitlements?

17   Policy for deciding entitlements in
      relation to fractions

18   Names of countries in which the
      entity has ⁺security holders who will
      not be sent new issue documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing date for receipt of
      acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- • Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- • We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- • If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _Chan Su Shan_   Date: 25 May 2004
             Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 25, 2004 5:18 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



138311.pdf

ASX confirms the release to the market of Doc ID: 138311 as follows:
Release Time: 25-May-2004 19:17:14
ASX Code: SGT
File Name: 138311.pdf
Your Announcement Title: Appendix 3B - 4th

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,100 /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |

| 5 | Issue price or consideration | S$1.54 for each ordinary share / |

| 6 | Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets) | Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999 |

| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 25/05/2004 |

| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	+Class
6,773,817,669 /	Ordinary shares

| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
199,461,175 /	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the ⁺securities will be offered	
14	⁺Class of ⁺securities to which the offer relates	
15	⁺Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 25 May 2004
                     Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, May 26, 2004 4:22 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



138620.pdf

```
ASX confirms the release to the market of Doc ID: 138620 as follows:
Release Time: 26-May-2004   18:21:43
ASX Code: SGT
File Name: 138620.pdf
Your Announcement Title: Appendix 3B - 1
```

)

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch · of certificates	26/05/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
		6,773,826,669	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
		11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,452,175	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
          (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

                   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the $^+$securities are $^+$equity securities, the names of the 20 largest holders of the additional $^+$securities, and the number and percentage of additional $^+$securities held by those holders

36   ☐   If the $^+$securities are $^+$equity securities, a distribution schedule of the additional $^+$securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional $^+$securities

Entities that have ticked box 34(b)

38   Number of securities for which $^+$quotation is sought

39   Class of $^+$securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 May 2004
                        Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, May 26, 2004 4:22 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



138621.pdf

ASX confirms the release to the market of Doc ID: 138621 as follows:
Release Time: 26-May-2004 18:22:04
ASX Code: SGT
File Name: 138621.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.42 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	26/05/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,886,669	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,392,175	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or
documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those ⁺securities should not be granted ⁺quotation.

• An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 26 May 2004
                      Company Secretary

Print name: Chan Su Shan (Ms)

MASNET No. 58 OF 26.05.2004
Announcement No. 61

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 25/05/2004

2. Name of <u>Director of SingTel</u>:   John Powell Morschel

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
   [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
   [Please complete Parts III and IV]

PART II

1. Date of change of interest: 25/05/2004

2. Name of Registered Holder: John Powell Morschel

3. Circumstance(s) giving rise to the interest or   Exercise of share options/convertibles
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	3,200
No. of shares which are the subject of this notice: As a percentage of issued share capital:	60,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.42
No. of shares held after the change: As a percentage of issued share capital:	63,200

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	3,200	
No. of shares held after the change: As a percentage of issued share capital:	63,200	

The transaction was reported to Singapore Telecommunications Limited on 25 May 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 26/05/2004 to the SGX



Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, May 26, 2004 5:50 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com;
               zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release


138631.pdf

ASX confirms the release to the market of Doc ID: 138631 as follows:
Release Time: 26-May-2004 19:49:51
ASX Code: SGT
File Name: 138631.pdf
Your Announcement Title: App 3Y for John Morschel

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Powell Morschel
Date of last notice	13 September 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 May 2004
No. of securities held prior to change	3,200 ordinary shares 60,000 options
Class	Ordinary
Number acquired	60,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$1.42 per share
No. of securities held after change	63,200 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of share options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO LISTING RULE 704(11)

In compliance with Listing Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Telecommunications Limited (" SingTel") wishes to announce that there are no persons currently occupying managerial positions in SingTel or any of its principal subsidiaries who is a relative of a director or chief executive officer or substantial shareholder of SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 27 May 2004

Submitted by Chan Su Shan (Ms), Company Secretary, on 27/05/2004 to the SGX

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, May 27, 2004 2:40 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com;
zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



138865.pdf

ASX confirms the release to the market of Doc ID: 138865 as follows:
Release Time: 27-May-2004   16:39:29
ASX Code: SGT
File Name: 138865.pdf
Your Announcement Title: Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share ✓
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27/05/2004 ✓

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,896,669 ✓	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
199,382,175 ✓	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the ⁺securities will be offered	
14	⁺Class of ⁺securities to which the offer relates	
15	⁺Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

                Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the ⁺securities rank equally in all
      respects from the date of allotment
      with an existing ⁺class of quoted
      ⁺securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the   extent   to   which   they
        participate for the next dividend,
        (in   the   case   of   a   trust,
        distribution) or interest payment
      • the extent to which they do not
        rank   equally,   other   than   in
        relation to the next dividend,
        distribution or interest payment

41   Reason   for   request   for   quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if   issued   upon   conversion   of
      another security, clearly identify that
      other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities
      quoted   on   ASX   (*including*   the
      securities in clause 38)

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may
     quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

     •   The issue of the ⁺securities to be quoted complies with the law and is not
          for an illegal purpose.

     •   There is no reason why those ⁺securities should not be granted ⁺quotation.

     •   An offer of the ⁺securities for sale within 12 months after their issue will
          not require disclosure under section 707(3) or section 1012C(6) of the
          Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give
          this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 27 May 2004
                       Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, May 28, 2004 3:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



139227.pdf

```
ASX confirms the release to the market of Doc ID: 139227 as follows:
Release Time: 28-May-2004  17:29:02
ASX Code: SGT
File Name: 139227.pdf
Your Announcement Title: Appendix 3B - 1
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,800

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,947,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,331,375	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
        incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the
               additional +securities, and the number and percentage of additional +securities held by
               those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional
               +securities setting out the number of holders in the categories
               1 - 1,000
               1,001 - 5,000
               5,001 - 10,000
               10,001 - 100,000
               100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which
        +quotation is sought

39   Class of +securities for which
        quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 28 May 2004
                    Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, May 28, 2004 3:30 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



139229.pdf

```
ASX confirms the release to the market of Doc ID: 139229 as follows:
Release Time: 28-May-2004  17:29:24
ASX Code: SGT
File Name: 139229.pdf
Your Announcement Title: Appendix 3B - 2
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,100
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/05/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,773,961,569	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		199,317,275	Singapore Telecom Share Option Scheme 1999 Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the ⁺securities will be offered

14   ⁺Class of ⁺securities to which the offer relates

15   ⁺Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 28 May 2004
                     Company Secretary

Print name: Chan Su Shan (Ms)